ADVANCED PROTEOME THERAPEUTICS CORPORATION
BioSquare, 650 Albany Street, Suite 113
Boston, MA 02118
Telephone: 617.638.0340
Fax: 617.638.0341

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the “Meeting”) of Shareholders of Advanced Proteome Therapeutics Corporation (the "Company") will be held in the English Bay Room of Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, on Monday, January 14, 2008 at 11:00 a.m., local time, for the following purposes:

1.	To receive and consider the report of the directors, the financial statements for its fiscal period ended July 31, 2007 and the report of the auditor of the Company thereon.

2.	To fix the number of directors of the Board of the Company at five.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

5.	To re-approve the Company’s 10% rolling stock option plan.

6.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Boston, MA, this 3rd day of December, 2007.

BY ORDER OF THE BOARD

Alexander (Allen) Krantz
President and CEO